FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








Media
Information

3 November 2003


BG Group appoints Stuart Fysh as Executive Vice President and Managing Director,
                        Mediterranean Basin and Africa


BG Group today announced the appointment of Stuart Fysh as Executive Vice President and Managing Director, Mediterranean Basin and Africa.


Stuart has been Vice President, BG Egypt, since June 2001, during which time he has overseen the development of the company's offshore exploration activities and the development of Egyptian LNG. Prior to this, he was based in Singapore, where he was in charge of BG's businesses in Thailand, Singapore and Malaysia.


Stuart's new executive responsibilities cover the management of BG's interests in Italy, Spain, Egypt and Tunisia. He took up his new position on 1 November 2003.


Speaking today, Chief Executive Frank Chapman said:


"We are delighted to welcome Stuart to the Group Executive. During his time in Egypt, he was responsible for driving one of BG's biggest success stories. This, coupled with his wide industry experience, will bring an energetic and valuable addition to the senior management team."


Stuart has a broad range of upstream and downstream experience. Before joining BG in 1998, he spent 17 years with the mining conglomerate BHP, where his various roles included commercial, business development, corporate planning and Research & Development. Stuart is an Australian citizen, and has lived in Australia, Pakistan, India, Singapore and Egypt.

Stuart's appointment follows the announcement of Martin Houston's assumption of the new role of Executive Vice President and Managing Director, North America, Caribbean and Global LNG. The geographical responsibilities now taken on by Stuart form the main constituent of Martin's former remit, then known as the Atlantic, Europe and Mediterranean Basin region. Pending Stuart's appointment, these areas have been managed on a temporary basis by Jon Wormley, Executive Vice President and Managing Director, North West Europe.


Notes to Editors:


BG Group works across the spectrum of the gas chain, with an operational strategy to develop gas markets and construct infrastructure in tandem with its exploration interests. Active on five continents in some 20 countries, it operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. BG's core asset areas are the UK, South America, Egypt, Kazakhstan, Trinidad & Tobago and India.



Enquiries:


Communications           Chris Carter               +44 (0) 118 929 2597

Investor Relations       Chris Lloyd/Brian
                         McCleery/Helen Parris      +44 (0) 118 929 3025

Out of hours media pager:                           +44 (0) 7693 309 543

Website: www.BG-Group.com


PR/10966



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 3 November 2003                      By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary